UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              Data Critical Corporation
                              -------------------------
                                 NAME OF ISSUER:

                         Common Stock (Par Value $.001)
                         ------------------------------
                          TITLE OF CLASS OF SECURITIES

                                   237622 10 5
                                   -----------
                                  CUSIP NUMBER

                                  June 5, 2000
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule
                   pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)

         [X]    Rule 13d-1(c)

         [ ]    Rule 13d-1(d)

CUSIP No. 237622 10 5                  13G                     Page 2 of 6 Pages


1.             NAMES OF REPORTING PERSONS

               Aether Systems, Inc.         52-2186634

2.             CHECK THE APPROPRIATE BOX IF A MEMBER

                                                                      (a) [ ]
                                                                      (b) [X]
3.             SEC USE ONLY


4.             CITIZENSHIP OF PLACE OF ORGANIZATION

               Delaware

                                             5     SOLE VOTING POWER

                                                   1,897,436
                NUMBER OF
                 SHARES                      6     SHARED VOTING POWER
              BENEFICIALLY
                OWNED BY                           0
                  EACH
                REPORTING                    7     SOLE DISPOSITIVE POWER
                 PERSON
                  WITH                             1,897,436

                                             8     SHARED DISPOSITIVE POWER

                                                   0

9.             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,897,436

10.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
               [ ]

11.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               16.3%

12.            TYPE OF REPORTING PERSON*

               CO

CUSIP No. 237622 10 5                  13G                     Page 3 of 6 Pages


Item l(a).     Name of Issuer:

               Data Critical Corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 19820 North Creek Parkway, Suite 100, Bothell Washington 98011

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Aether Systems, Inc.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of Aether Systems, Inc. is 11460 Cronridge Drive, Owings Mills, Maryland 21117.

Item 2(c).     Citizenship:

               The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is common stock, par value $.001 per share (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

CUSIP No. 237622 10 5                  13G                     Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to Rules 13d-l(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a)      [  ] Broker or dealer registered under section 15 of
                             the Act;
               (b)      [  ] Bank as defined in section 3(a)(6) of the Act;
               (c)      [  ] Insurance Company as defined in section 3(a)(19)
                             of the Act;
               (d)      [  ] Investment Company registered under section 8 of
                             the Investment Company Act of 1940;
               (e)      [  ] An investment adviser in accordance with Rule
                             13 d- 1 (b)(l)(ii)(E);
               (f)      [  ] An employee benefit plan, or endowment fund in
                             accordance with Rule 13d- 1 (b)(I)(ii)(F);
               (g)      [  ] A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);
               (h)      [  ] A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;
               (i)      [  ] A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
               (j)      [  ] Group, in accordance with Rule 13 d-1(b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1(c), check this
               box.     [X]

Item 4.        Ownership.

               (a)      Amount beneficially owned:

                        Aether Systems, Inc.        1,897,436

               (b)      Percent of class:

                        Aether Systems, Inc.     16.3%

               (c)      Number of shares as to which such person has:

                       (i)      Sole power to vote or to direct the vote:

                                Aether directly owns 1,897,436 shares of Common Stock.

                        (ii)    Shared power to vote or to direct the vote:

CUSIP No. 237622 10 5                  13G                     Page 5 of 6 Pages


                        (iii) Sole power to dispose or to direct the disposition of:

                                Aether directly owns 1,230,770 shares of Common Stock. Aether also holds an immediately exercisable option to purchase an additional 666,666 shares of Common Stock within 135 days of June 5, 2000, or an additional 500,000 shares if the option is exercised more than 135 days after June 5, 2000.

                        (iv) Shared power to dispose or to direct the disposition of:

                                0

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 237622 10 5                  13G                     Page 6 of 6 Pages




                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 2000


                                                AETHER SYSTEMS, INC.


                                                By:    /s/ David C. Reymann
                                                      ---------------------
                                                Name:   David C. Reymann
                                                Title:  Secretary